Exhibit 99.2

SATIXFY COMMUNICATIONS LTD.

12 Hamada St., Rehovot 7670314
Israel
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PROXY STATEMENT
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SPECIAL GENERAL MEETING OF SHAREHOLDERS

This proxy statement (the “Proxy Statement”) is being solicited by the board of directors (the “Board of Directors”) of SatixFy Communications Ltd. (the “Company”) to be voted at a Special General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of General Meeting of Shareholders. The Meeting will be held on Tuesday, September 3, 2024, at 12:00 p.m. Israel time, at the offices of Sullivan & Worcester Tel Aviv, 28 Ha’Arbaa St., Hagag Towers, North Building, 34th floor, Tel Aviv, Israel.

Quorum and Adjournment

The quorum for the Meeting in accordance with the Company’s second amended Articles of Association (the “Articles of Association”) shall be the presence of at least two (2) shareholders in person or by proxy (including by voting deed) holding 33 1∕3% or more of the voting rights in the Company.  If within half an hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting shall stand adjourned to September 10, 2024 on 12:00 p.m. Israel time at the same place. At such adjourned Meeting any number of shareholders shall constitute a quorum for the business for which the original Meeting was called.

Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Vote Required for Approval of the Proposal

Proposal No. 1 described hereinafter requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon (a “Special Majority”): (i) at least a majority of the shares of non-controlling shareholders or shareholders that do not have a personal interest in the approval voted at the Meeting are voted in favor (disregarding abstentions); or (ii) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such appointment voting against the inconsistent provisions of the compensation package does not exceed 2% of the aggregate voting rights in the Company.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on Proposal No. 1; however, the vote of such shareholders may not be counted as part of the Special Majority (as defined above).

For purposes of Proposal No. 1, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A shareholder is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company or (ii) the right to appoint directors of the Company or its chief executive officer.

The “personal interest” of a shareholder, for purposes of Proposal No. 1 is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on Proposal No. 1; however, the vote of such shareholders may not be counted towards the majority requirement described in the first bullet point above and will not count towards the 2% threshold described in the second bullet point above.

According to the Companies Law Regulations (exemptions for companies whose securities are listed for trading on a stock exchange outside of Israel) 5760-2000, by signing and submitting the attached Proxy Card, a shareholder declares and approves that he or she has no personal interest in the approval of the item on the Meeting agenda that require such declaration under the Companies Law, with the exception of a personal interest that the shareholder positively informed to the Company’s VP Finance & Legal, Reut Tevet, at +972-8-939-3200 or via email: reut.tevet@satixy.com

In accordance with the Israeli Companies Law, 5759-1999 (the “Companies Law”) and regulations promulgated thereunder, any shareholder of the Company holding at least 1% (one percent) of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting (and in case of a proposed additional agenda item for nominating or removal of a director, at least 5% (five percent) of the outstanding voting rights of the Company), to our VP Finance & Legal, Ms. Reut Tevet at 12 Hamada Street, Rehovot 7670314Israel, or via email: reut.tevet@satixy.com, no later than August 6, 2024.

Position Statements

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement in accordance with Companies Law (“Position Statement”) to the Company’s offices, c/o Ms. Reut Tevet at 12 Hamada Street, Rehovot 7670314Israel, by no later than August 23, 2024. Any Position Statement received, that is in accordance with the guidelines set by the Companies Law, will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a Report of Foreign Private Issuer on Form 6-K, and will be made available to the public on the SEC’s website at www.sec.gov. The Board of Directors’ response to the Position Statement will be submitted no later than August 28, 2024.

One shareholder or more holding Ordinary Shares which reflect 5% (five percent) or more of the Company’s voting rights 4,240,708 Ordinary Shares), and whoever holds 5% (five percent) of the Company’s voting rights without taking into consideration the shares that are held by the Company’s controlling shareholder (3,141,541 Ordinary Shares) is entitled to examine the proxy and voting materials in the Company’s office after the Meeting is held.

There may be changes on the agenda after publishing the Proxy Statement and there may be additional Position Statements which could be published. Therefore, the most updated agenda will be furnished to the SEC on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” Proposal No. 1.

Who Can Vote

You are entitled to receive notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on Tuesday, August 6, 2024. You are also entitled to notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on August 6, 2024, or which appear in the participant listing of a securities depository on that date.

Voting Results

The overall results of the Meeting will be published following the Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the SEC.

PROPOSAL 1

TO APPROVE THE TERMS OF COMPENSATION OF MR. NIR BARKAN, THE
COMPANY’S CHIEF EXECUTIVE OFFICER

Mr. Nir Barkan has previously served as our Chief Commercial Officer from 2014 until 2018 and as Acting Chief Executive Officer (“CEO”) since June 1, 2023.

On June 27, 2024, a majority of shareholders in the Annual and Special General Meeting of Shareholders (the “Previous GM”) voted against the terms of compensation of Mr. Barkan.

Following discussions with Company’s shareholders, it was brought to the Company’s management’s attention that material shareholders of the Company, which expressed their intent to vote in favor of the items on the agenda of the Previous GM, were not able to vote on time.

Therefore, on July 2, 2024 and July 3, 2024, the Company’s Compensation Committee and the Board of Directors, respectively, had additional discussions and decided to re-approve the compensation terms for Mr. Barkan, to serve as the Company’s CEO, and to bring this item again for shareholders’ approval.

The following reflect all the proposed terms of compensation to Mr. Barkan, to be effective retroactively (if approved) starting June 1, 2023 (“Mr. Barkan’s Proposed Compensation Terms”):

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Monthly Gross Salary: New Israeli Shekels (“NIS”) 130,000. It is hereby clarified that for the period in which Mr. Barkan acted as CEO, and until August 31, 2024, Mr. Barkan will be paid a gross one-time payment equal to NIS 737,972, which reflects the difference between Mr. Barkan's current monthly salary and the Monthly Gross Salary specified hereof., including the difference in social benefits payments related to the Monthly Gross Salary.

-	Advance Notice Period: 6 months, in the event of termination of Mr. Barkan's employment by the Company not for cause (as will be defined in Mr. Barkan's employment agreement).

-	Vacation Days: 24 working days per year.

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Equity-based compensation: Mr. Barkan will be granted Restricted Stock Units (“RSUs”), with respect to 1,000,000 Ordinary Shares, subject to the following vesting schedule: the RSUs shall vest on a quarterly basis over four years as of June 1, 2023 (the “Commencement Date”), with an initial vesting of 25% of the RSUs on the first anniversary of the Commencement Date, and thereafter vesting in 12 equal quarterly instalments; the vesting of the RSUs will accelerate in the event of a ‘change of control’ (a “Change of Control” shall mean the acquisition by a person or group of persons acting together of more than 50% of the issued and outstanding share capital of the Company on a fully-diluted basis).

It shall be clarified that the Ordinary Shares underlying the RSUs granted to Mr. Barkan reflect less than 1% of the Company’s issued and outstanding share capital on a fully diluted basis.
For more information regarding financial instruments calculation, including regarding warrants and equity-based compensation granted under Company’s incentive plans, see Notes 15 and 18 to our audited financial statements as of December 31, 2023, filed with the SEC in our annual report on Form 20-F on March 29, 2024.

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Annual Bonus: based on measurable targets which will be determined by the Compensation Committee and the Board of Directors, up to a maximum amount of $370,000, to be paid in NIS according to the applicable U.S dollar to NIS representative rate of exchange in effect on the date of payment of the bonus, according to the Compensation Policy of the Company (the "Compensation Policy").

Notwithstanding the above, the first Annual Bonus (for the period starting June 1, 2023, and ending on December 31, 2023) will be $ 215,833 (gross), out of which an amount of $160,000 (gross) was already approved and paid in February 2024, and the remaining amount of $55,833 to be paid upon approval of Mr. Barkan's Proposed Compensation Terms by the Company's shareholders.

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Reimbursement of travel and business expenses: including a monthly amount of NIS 300 for travel expenses in Israel and GBP 600 in the UK, an annual allocation of $12,000 for flights related to other family members to Israel/ UK as long as they live in the UK, allocation of $30,000 for all Visa related expenses to all family members, a container fee (all charges associated with returning to Israel), business class travel for work purposes to all destinations, tax consultancy related to his employment relationship with the Company, and a subscription to media newspapers and websites associated with the Company’s business.

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Director and Officer (“D&O”) Insurance; indemnification agreement:  Mr. Barkan will be covered under the Company’s D&O insurance policy, as in effect from time to time and in accordance with the Company's Compensation Policy. The Company and Mr. Barkan will enter into an indemnification agreement for executive officers and directors, in the form adopted by the Company from time to time.

Accordingly, the Compensation Committee and the Board of Directors have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder, and have resolved unanimously to re-approve Mr. Barkan’s Proposed Compensation Terms for the following reasons:
•	Mr. Barkan’s Proposed Compensation Terms do not exceed the limitations of the Company’s current Compensation Policy.
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The value of the Proposed Compensation Terms listed above was determined while taking into consideration Mr. Barkan’s deep understanding of the Company’s business and market and his contribution to the Company’s business growth.

•	The RSUs to be granted to Mr. Barkan are of fair and reasonable value and reflect less than 1% of the Company’s issued and outstanding share capital on a fully diluted basis.
•	Mr. Barkan’s Proposed Compensation Terms listed above were approved while considering numerous factors and all relevant considerations set forth in the Companies Law
•	Mr. Barkan’s Proposed Compensation Terms listed above are mostly similar to the compensation of the Company’s previous CEO.

In addition, the Compensation Committee and Board of Directors considered certain considerations required for the re-approval of Mr. Barkan’s Proposed Compensation Terms, including (a) Mr. Barkan’s education, skills, expertise, professional experience, and achievements; and (b) Mr. Barkan’s position, responsibilities, and previous compensation arrangements. Accordingly, the Compensation Committee and Board of Directors determined that Mr. Barkan’s Proposed Compensation Terms are in the Company’s best interest.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to approve the terms of compensation of Mr. Nir Barkan, with regard to his position as the Company’s Chief Executive Officer, as set forth in this proxy statement.”

The approval of the compensation terms for Mr. Nir Barkan as CEO as mentioned above, requires the affirmative vote of a Special Majority (as defined in this Proxy Statement).

The Board of Directors unanimously recommends that shareholders a vote FOR the above proposal.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of General and Special Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy card to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Special General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JULY 30, 2024. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JULY 30, 2024, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Your vote is important!

Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to the Company’s office at 12 Hamada St., Rehovot 7670314, Israel.

By Order of the Board of Directors
SatixFy Communications Ltd.
Yoav Leibovitch, Chairman of the Board of Directors